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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  -------------

                                  SCHEDULE 13G

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 6)(1)


                           Quality Food Centers, Inc.
                       ----------------------------------
                                (Name of Issuer)


                                  Common Stock
                       ----------------------------------
                         (Title of Class of Securities)


                                    747565109
                       ----------------------------------
                                 (CUSIP Number)


                                  -------------

     Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (SEE Rule 13d-7)

- --------------
     (1) THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER THE DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

     THE INFORMATION REQUIRED IN THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

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CUSIP No. 747565109                   13G                 Page  2  of  7  Pages

- -------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Stuart M. Sloan, individually and as Voting Trustee
- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
- -------------------------------------------------------------------------------
 (3) SEC Use Only

- -------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

     U.S.A.
- -------------------------------------------------------------------------------
Number of Shares              (5) Sole Voting
 Beneficially                       Power                         8,656,152
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting
 Person With                        Power                                 0
                             --------------------------------------------------
                              (7) Sole Dispositive
                                    Power                         4,703,982
                             --------------------------------------------------
                              (8) Shared Dispositive
                                    Power                                 0
- -------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                  8,656,152
- -------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

- -------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
                                                                       44.4%
- -------------------------------------------------------------------------------
(12) Type of Reporting Person*
                                                                      IN,00
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

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                                                          Page  3  of  7  Pages

- -------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Marsha Sloan Glazer
- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
- -------------------------------------------------------------------------------
 (3) SEC Use Only

- -------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

     U.S.A.
- -------------------------------------------------------------------------------
Number of Shares              (5) Sole Voting
 Beneficially                       Power                                 0
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting
 Person With                        Power                                 0
                             --------------------------------------------------
                              (7) Sole Dispositive
                                    Power                         3,119,033
                             --------------------------------------------------
                              (8) Shared Dispositive
                                    Power                                 0
- -------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                  3,119,033
- -------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

- -------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
                                                                       16.0%
- -------------------------------------------------------------------------------
(12) Type of Reporting Person*
                                                                         IN
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

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                                                          Page  4  of  7  Pages

- -------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Ronald A. Weinstein
- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
- -------------------------------------------------------------------------------
 (3) SEC Use Only

- -------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

     U.S.A.
- -------------------------------------------------------------------------------
Number of Shares              (5) Sole Voting
 Beneficially                       Power                           132,000
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting
 Person With                        Power                                 0
                             --------------------------------------------------
                              (7) Sole Dispositive
                                    Power                           768,112
                             --------------------------------------------------
                              (8) Shared Dispositive
                                    Power                                 0
- -------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                    768,112
- -------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

- -------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
                                                                        3.9%
- -------------------------------------------------------------------------------
(12) Type of Reporting Person*
                                                                         IN
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

                                                          Page  5  of  7  Pages

- -------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Douglas D. Adkins
- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
- -------------------------------------------------------------------------------
 (3) SEC Use Only

- -------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

     U.S.A.
- -------------------------------------------------------------------------------
Number of Shares              (5) Sole Voting
 Beneficially                       Power                            93,149
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting
 Person With                        Power                                 0
                             --------------------------------------------------
                              (7) Sole Dispositive
                                    Power                           290,174
                             --------------------------------------------------
                              (8) Shared Dispositive
                                    Power
- -------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                    290,174
- -------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

- -------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
                                                                        1.5%
- -------------------------------------------------------------------------------
(12) Type of Reporting Person*
                                                                         IN
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

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                                                          Page  6  of  7  Pages

ITEM 4.        OWNERSHIP.  Item 4 is amended in its entirety to read as follows:

     Power to vote and power to dispose of the shares are set forth as footnotes.


                                      Amount                  Percent
                                   Beneficially                 of
      Name                             Owned                   Class
      ----                         ------------                -----

Stuart M. Sloan                   8,656,152 (1)                44.4%
Marsha Sloan Glazer               3,119,033 (2)                16.0%
Ronald A. Weinstein                 768,112 (3)                 3.9%
Douglas D. Adkins                   290,174 (4)                 1.5%

- ------------------------
     (1) Mr. Sloan has sole voting power with respect to these shares, of which 7,071,203 shares are subject to a Voting Trust Agreement dated March 6, 1987, as supplemented, pursuant to which Mr. Sloan has sole voting power as voting trustee. Of these 8,656,152 shares, Mr. Sloan has sole dispositive power over 4,703,982 shares, of which 3,119,033 shares may be disposed of only with the consent of the other members of the Voting Trust. Mr. Sloan has no dispositive power over the remaining 3,952,170 shares. Pursuant to a planned recapitalization, the Voting Trust Agreement will be terminated.

     (2) Mrs. Glazer has no voting power with respect to these shares, which are subject to the Voting Trust Agreement. Mrs. Glazer has sole dispositive power over these shares, subject to the consent of the other members of the Voting Trust.

     (3) Mr. Weinstein has no voting power with respect to these shares, which are subject to the Voting Trust Agreement. Mr. Weinstein has sole dispositive power over these shares, subject to the consent of the other members of the Voting Trust with respect to 492,111 of these shares.

     (4) Mr. Adkins has sole voting power with respect to 93,149 of these shares. Mr. Adkins has no voting power with respect to the remaining 197,025 shares, which are subject to the Voting Trust Agreement. Mr. Adkins has sole dispositive power over these 290,174 shares, subject to the consent of the other members of the Voting Trust with respect to 197,025 of these shares.

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                                                          Page  7  of  7  Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:
             ----------------------


                                        --------------------------------------
                                        Stuart M. Sloan


                                        --------------------------------------
                                        Stuart M. Sloan, Voting Trustee


                                        --------------------------------------
                                        Marsha Sloan Glazer


                                        --------------------------------------
                                        Ronald A. Weinstein


                                        --------------------------------------
                                        Douglas D. Adkins